Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

News Release

FOR IMMEDIATE RELEASE

Suncor Energy informed by Alberta Securities Commission regarding hearing date for challenge of Canadian Oil Sands’ new shareholder rights plan

(All dollar amounts referenced are in Canadian dollars)

Calgary, Alberta (Nov. 5, 2015) – Suncor Energy Inc. (“Suncor”) has been informed that the Alberta Securities Commission (“ASC”) will hold a hearing on November 26, 2015. The purpose of the hearing is to consider the new shareholder rights plan adopted by the Canadian Oil Sands Limited (“COS” TSX Symbol “COS”) board of directors on October 6, 2015 in response to Suncor’s offer to acquire all of the outstanding shares of COS made to COS shareholders on October 5, 2015. The hearing is a result of Suncor’s application for an order to cease trade the new shareholder rights plan, which is in addition to COS’ original shareholder rights plan which was in place prior to Suncor making its Offer.

Suncor’s Offer was made as a 60 day “permitted bid” in accordance with the terms of the COS shareholder rights plan approved by the COS board of directors and shareholders in 2013. COS’ new shareholder rights plan, adopted after Suncor’s bid without shareholder approval, would require a take-over bid to be open for 120 days in order to constitute a “permitted bid”.

“We are asking the ASC to strike down the new rights plan so that COS shareholders can decide for themselves – and in a timely fashion – whether to tender their shares to our full and fair Offer,” said Steve Williams, Suncor’s president and chief executive officer. “COS has had more than enough time to identify and present to shareholders any value enhancement alternatives that may exist. The board and management of COS have been aware of our interest for more than 239 days, and our Offer respects the 60 day permitted bid term that the COS board of directors asked its shareholders to reconfirm in 2013. We believe this new COS rights plan is an inappropriate defensive tactic that runs counter to the best interests of COS shareholders.”

Suncor’s Offer provides a period of 60 days for COS to consider ways to improve shareholder value and for COS shareholders to consider the Suncor Offer. Suncor believes this period is more than adequate for COS to consider a transaction with Suncor or present its shareholders with another value-enhancing alternative.

About Suncor’s Offer to COS shareholders

Suncor is offering to acquire all of the outstanding shares of COS. Under the terms of the Offer, each COS shareholder will receive consideration of 0.25 of a Suncor share per COS share. Based on the closing price of Suncor’s shares on October 30, 2015, this Offer represents an implied value of $9.73 per COS share or a significant 57% premium to the pre-Offer trading price of $6.19 per COS share. Due to the subsequent increase in Suncor’s share price, as at October 30, 2015, this also represents an increase of over 10% in the implied value of COS shares since the Offer was announced on October 5, 2015.

In addition to this immediate value, COS shareholders will receive a 45% cash dividend increase and a tax-deferred rollover. COS shareholders will also benefit from ongoing ownership of shares of Suncor, a financially stronger, more diversified and stable company that, relative to COS, has delivered better share price performance even in the current low oil price environment. Over the past five years, through changing oil price environments, Suncor has increased its dividend by 190% and delivered a total shareholder return of over 15%. During that same period, Canadian Oil Sands has cut its dividend by 90% and its shareholders have endured a negative total shareholder return of 69%.

For more information about Suncor’s Offer for COS, visit

http://www.suncorofferforcanadianoilsands.com

D.F. King has been retained as information agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:

800-558-9071

offer@suncor.com

Media inquiries:

403-296-4000

media@suncor.com